November 30, 2018

Christina Fettig
Senior Staff Accountant
Division of Investment Management
Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Neiman Funds, File Nos. 333-102844 and 811-21290

Dear Ms. Fettig:

     On November 5, 2018, you provided oral comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended March 31, 2018 (the "Annual Report") for the Registrant with respect to Neiman Large Cap Value Fund, Neiman Balanced Allocation Fund, and Neiman Opportunities Fund (each a "Fund"). Please find below the Registrant's responses to those comments, which it has authorized Thompson Hine LLP to make on its behalf.

Comment 1: With respect to the Neiman Balanced Allocation Fund, please confirm that the Fund's purchases of A class shares of other mutual funds are made on a load-waived basis.

Response: Registrant confirms that purchases of A class shares of other mutual funds are made on a load-waived basis.

Comment 2: With respect to the Neiman Balanced Allocation Fund and the Neiman Opportunities Fund, pursuant to Regulation S-X 12-12 footnote 2, please include further detail about the nature of mutual funds and ETFs in which the Funds invest. For example, rather than report "mutual funds," a Fund should report "mutual funds – equity."

Response: Registrant undertakes to provide such detail in future filings.

Comment 3: With respect to the Neiman Balanced Allocation Fund, pursuant to Regulation S-X 12-14, please include the required information regarding investments in affiliates in the specified table format rather than in narrative fashion.

Response: Registrant undertakes to provide such information in table format in future filings.

Comment 4: For each Fund, in the Notes to Financial Statements, when describing the advisory contract, please include frequency of payment to the adviser.

Response: The Registrant notes that upon review of the relevant contracts, no set frequency of payment is specified. However, in practice, the adviser is paid quarterly or monthly. The Registrant does not believe it can specify a set frequency of payment without the risk of making an inaccurate disclosure.

Comment 5: For each Fund prospectus, as per Form N-1A, Item 13, instruction 3.b, with respect to its financial highlights "total return" line item for Class A shares, please assure that the financial highlights include a disclosure that states that total return does not include the effect of loads.

Response: The Registrant undertakes to assure total return disclosure is included.

Comment 6: For Neiman Large Cap Value Fund, since it has over 25% invested in the "financials" sector, please consider including sector risk or financial sector risk in the prospectus.

Response: The Registrant undertakes to include sector risk in future prospectus filings if the adviser indicates it believes that a sector focus will be an ongoing element of the Fund's strategy.

Comment 7: For Neiman Large Cap Value Fund, pie chart describing asset allocation, please include a disclosure noting that the pie chart does not include derivatives.

Response: The Registrant undertakes to include a disclosure noting that the pie chart does include derivatives.

Comment 8: For Neiman Large Cap Value Fund under Note 10 to the financial statements, pursuant to Reg. S-X 6.03-(h)(2), please disclose that the "cost for Federal income tax purposes" disclosures include a notation that derivatives are included.

Response: In future disclosure we will disclose that the "cost for Federal income tax purposes" disclosures include a notation that derivatives are included.

Comment 9: In future filings, please assure that the most-recent version of Form N-CSR is used.

Response: The Registrant undertakes to assure that the most-recent version of Form N-CSR is used.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or Jeff Provence at (619) 588-9700 x 101.

Very truly yours, /s/ Parker Bridgeport Counsel, Thompson Hine LLP